NO ACT

P.E.
01/21/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005314

Received SEC
MAR 12 2014
Washington, DC 20549

March 12, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-12-14

Michael A. Schwartz
Willkie Farr & Gallagher LLP
mschwartz@willkie.com

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 21, 2014

Dear Mr. Schwartz:

This is in response to your letter dated January 21, 2014 concerning the shareholder proposal submitted to IPG by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 12, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 21, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that IPG may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if IPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IPG relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company excludes the enclosed stockholder proposal and supporting statement (the "**Proposal**") submitted by Kenneth Steiner (the "**Proponent**") from the Company's proxy materials for its 2014 annual meeting of stockholders (the "**2014 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received a letter from the Proponent containing the following Proposal for inclusion in the Company's 2014 Proxy Materials:

Confidential Voting

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials in reliance on:

- Rule 14a-8(i)(2) because implementation of the Proposal would violate Delaware law; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

I. Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) provides that a company may exclude a stockholder proposal if implementation of the proposal would cause the company to violate state law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnel LLP (the "**Legal Opinion**"), attached hereto as Exhibit B, implementation of the Proposal would cause the Company to violate Delaware law.

The Staff has concurred with the exclusion of a stockholder proposal under Rule 14a-8(i)(2) on numerous occasions where the proposal, if implemented, would conflict with state law. *See, e.g., Scott's Liquid Gold-Inc. (Recon.)* (May 7, 2013) (concurring with exclusion of proposal

that limited authority and discretion of the company's board of directors where company's counsel opined that implementation would violate state law); *Bank of America Corp.* (Feb. 23, 2012) (concurring with exclusion of proposal to minimize indemnification of directors where the company furnished an opinion confirming the proposal would violate state law because it would eliminate the board's discretion to provide indemnification where it believes it is in the company's best interest to do so).

Consistent with the foregoing and for the reasons discussed below and in the Legal Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law and therefore may be excluded under Rule 14a-8(i)(2).

A. *The Proposal, if implemented, would impermissibly restrict the directors' exercise of their fiduciary duties.*

As explained in the Legal Opinion, Delaware law firmly establishes that directors must be able to exercise their fiduciary duties in taking action, and that corporate bylaws may not impose on directors restrictions which limit the ability of the board of directors to fully exercise fiduciary duties in the future. In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), in response to a request from the Commission, the Delaware Supreme Court addressed a proposed bylaw that would have precluded a board from exercising its business judgment as required by the board's fiduciary duties. In *CA, Inc.*, the Court held that the proposed bylaw would violate Delaware law because it could require the board to reimburse a shareholder's proxy expenses in a situation where doing so could cause the board to breach its fiduciary duties. The Court reasoned that the test for validity of the bylaw was whether there was "any possible circumstance" in which the bylaw could cause the board to breach its fiduciary duties. *Id.* at 238.

The Delaware Court of Chancery has in fact recognized that reviewing and responding to voting information prior to a stockholder meeting is an appropriate action for a board. In *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007), the Delaware Court of Chancery determined that it was within the board's exercise of its fiduciary duties to monitor voting results *and* to postpone a merger vote where there were insufficient votes to approve a proposal that the board believed to be in the best interests of the stockholders. If the Proposal were implemented, the Company's board of directors might be unable to take similar action as neither the board nor the Company's management would be permitted access to such voting information.

As discussed in the Legal Opinion, directors have a fiduciary duty to act in the best interests of the stockholders, which includes an obligation to act in an informed and deliberate manner. Directors cannot fulfill this obligation while subject to a blanket prohibition on viewing potentially material information. Board-sponsored proposals are, by their nature, proposals that the board believes to be in the best interests of stockholders. The board's obligation to act in the best interests of stockholders does not end when a proposal is presented to the stockholders – the directors must respond to developing facts and circumstances in order to continue to advance the best interests of the stockholders, including taking steps toward implementation of the proposal. Voting information is crucial to fulfilling this obligation in an informed manner. It can alert companies to problems in obtaining requisite votes on important matters and/or can be used by

companies to revise proposals in response to stockholder concerns (*e.g.*, to increase the price of a merger or decrease shares available under a share plan). In addition, voting information can prompt constructive dialogue between management, directors and the stockholders. The Proposal, if implemented, would interfere with the board's ability to take such actions, even if the board deemed such actions to be in the best interests of the stockholders, resulting in an impermissible interference with the board's fiduciary responsibilities.

B. *The Proposal, if implemented, would violate Section 220 of the Delaware General Corporation Law ("DGCL").*

As explained in the Legal Opinion, Section 220 of the DGCL grants directors an "essentially unfettered" right to review the corporate books and records. *See Kalisman v. Friedman*, 2013 WL 1668205, at *3 (Del. Ch. Apr. 17, 2013). Under Section 220 of the DGCL, a director has the right to examine corporate books and records for any "purpose reasonably related to the director's position as a director." DGCL §220(d). There are a variety of circumstances where a director would reasonably want to review voting information in furtherance of his or her duties as a director, including, for example, the circumstances of the *Inter-Tel* case discussed above.

The proposed bylaw would prohibit the review of such information, directly conflicting with the rights of the Company's directors under Section 220 of the DGCL. As confirmed in the Legal Opinion, this conflict is not permissible under Section 109(b) of the DGCL, which does not permit bylaws to be inconsistent with law.

II. The Proposal is Materially False and Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A. *The Proposal is impermissibly vague and indefinite so as to be inherently misleading.*

The Staff has consistently taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a stockholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal is vague and indefinite in at least the following respects, each of which is described in more detail below:

- the term "uncontested matters" is vague and indefinite;
- the Proposal includes a vague exception for monitoring votes to "achieve a quorum" or "to conduct solicitations for other proper purposes"; and
- the Proposal does not identify the particular voting information that would be unavailable to management and the board of directors.

The Staff has routinely permitted exclusion of proposals that, like the Proposal, fail to define key terms, contain internal inconsistencies and generally fail to provide guidance on how the Proposal would be implemented. *See, e.g.*, *Staples, Inc.* (Mar. 5, 2012) (concurring with the exclusion of proposal that contained inconsistent, vague and misleading terms and references, including "pro rata vesting" language subject to multiple interpretations and ambiguous terms such as "termination" and "change in control"); *Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the exclusion of proposal requiring stockholder approval for certain "senior management incentive compensation programs" because the proposal contained key terms and phrases which were susceptible to differing interpretations); *The Home Depot, Inc.* (Mar. 28, 2013) (concurring with the exclusion of proposal to "strengthen ... weak shareholder right to act by written consent" that contained several vague and indefinite terms and a supporting statement that failed to resolve vague and indefinite nature of the proposal).

Consistent with the foregoing and for the reasons set forth below, the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. The term "uncontested matters" is vague and indefinite.

The Proposal requests that the Company adopt a bylaw that "votes cast by proxy on *uncontested matters* ... shall not be available to management or the Board ...." The Proposal, however, does not define "uncontested matters." While one might *guess* that a matter is "contested" where there is an active counter-solicitation against it, the Proposal provides absolutely no basis for determining whether a matter is "contested," for example, where it is the subject of a "vote no" campaign in the absence of a counter-solicitation; where it is opposed by a proxy advisory firm such as ISS or Glass Lewis; where it is opposed in one or more voting announcements by large stockholders under Rule 14a-1(l)(2)(iv); and/or where it is the subject of a lawsuit challenging the proposal. Instead, the Proposal provides examples of circumstances in which the bylaw "should apply." However, as discussed below, these circumstances are equally ambiguous and fail to provide any clarity on the intended scope of the proposed bylaw.

The Proposal relies on external standards to establish the corporate votes covered by the Proposal. The examples listed in the Proposal, which attempt to illustrate the scope of the Proposal in the absence of a definition of "uncontested matters," themselves rely on several vague and indefinite terms, including terms that invoke external standards that are not described in the Proposal. For example, the Proposal states that the bylaw would apply to "management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes, including votes mandated under applicable stock exchange rules*", to "*proposals*

required by law ... to be put before shareholders for a vote ..." and to "*14a-8 shareholder resolutions*."

The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element by reference to an external source. *See, e.g.*, *Citigroup Inc.* (Mar. 12, 2012) (concurring in exclusion of proposal where "extraordinary transaction" was defined by reference to applicable law or the stock exchange listing standard and the proposal included inconsistent language); *Dell Inc.* (Mar. 30, 2012) (concurring in exclusion of proposal with reference to "SEC Rule 14a-8(b) eligibility requirements" without elaboration); *The Boeing Co.* (Mar. 2, 2011) (concurring in exclusion of proposal with reference to "executive pay rights" without sufficiently explaining the meaning of the phrase).

Because the Proposal would apply to all "votes mandated under applicable stock exchange rules" and "proposals required by law," an extraordinarily wide array of transactions would be covered by virtue of Delaware law, securities laws and the New York Stock Exchange listing standards. Stockholders reading the Proposal would have insufficient information to determine which corporate votes are intended to be covered by the Proposal. Further, the supporting statement, discussed in greater detail below, focuses on a much narrower range of proposals. As a result, stockholders would not necessarily anticipate that the Proposal would cover mergers, certain stock issuances, charter amendments and transfer of domicile, among other matters.

The examples of "uncontested matters" are internally inconsistent. The Proposal states that the restriction on voting information applies to "uncontested matters." The Proposal then lists examples illustrating when the restriction should be applicable. However, there is no discernible connection between "uncontested matters" and the matters referenced in the examples. In fact, certain examples in the Proposal appear to be at odds with the term "uncontested matters." For example, the Proposal states the restriction should be applicable to "14a-8 shareholder resolutions," yet these frequently involve controversial or "contested" matters, with the issuer soliciting in opposition. The remaining examples cover an extremely broad range of matters, which by their nature may be contested or uncontested depending upon the circumstances and one's definition of "contested." For example, a merger, which is required to be submitted to stockholders under Delaware law, may be opposed by a counter-solicitation, the subject of a "vote no" campaign, opposed by a proxy advisory firm, opposed in one or more stockholder voting announcements, and/or challenged in court. Alternatively, a merger vote may be subject to no such opposition. As a result of these apparent inconsistencies, the examples provide little guidance regarding, and actually further obscure, the intended meaning of "uncontested matters."

The Proposal fails to provide any guidance on "uncontested matters" beyond the examples provided. As discussed above, the Proposal does not define "uncontested matters" and attempts to rely instead on a non-exhaustive list of examples to give that term meaning. As a result, it is not clear what matters, other than those referenced in the few examples provided, may also be considered "uncontested matters." Stockholders would therefore lack the information necessary to determine the full scope of matters intended to be covered by the Proposal.

2. The Proposal includes a vague exception for monitoring votes to "achieve a quorum" or "to conduct solicitations *for other proper purposes.*"

The Proposal states that it will not "impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes.*" (emphasis supplied) It is both unclear what circumstances this exception is intended to cover, as well as how this statement relates to, or can be reconciled with, the proposed restriction on access to voting information.

The proposal does not define "other proper purposes." The Proposal does not define, or offer any guidance whatsoever on the intended meaning of, "other proper purposes." As a result, neither the Company in implementing the Proposal, nor the stockholders in voting on the Proposal, would be able to determine with reasonable certainty where to draw the line between a "proper purpose" and a purpose intended to be precluded by the Proposal. The Company and stockholders could draw vastly different conclusions about the circumstances under which voting information would be restricted or otherwise available in furtherance of a "proper purpose."

The Proposal does not address how, and what, voting information would be made available to "achieve a quorum" or "for other proper purposes." The Proposal states that it will not impede the Company's ability to monitor votes to "achieve a quorum," but does not elaborate on how management and the board of directors might accomplish this objective while otherwise being denied access to voting information. For example, is management or the board entitled to information regarding the identities of the stockholders who have or have not voted, in order to solicit their votes to build a quorum, or are they only entitled to numbers indicating whether or not a quorum has been obtained? Alternatively, is the intent that an independent solicitor would need to be engaged in order to achieve this objective without providing management or directors access to voting information?

The exception for "solicitations for other proper purposes" presents similar problems. Even assuming that the Company and stockholders can identify a "proper purpose," the Proposal still fails to address how voting information can be made available to management or directors while maintaining the integrity of the restriction otherwise imposed by the Proposal *or* what information in particular will be made available to further the "proper purpose." Presumably, the answer to each of these questions would also vary depending upon the applicable "proper purpose," making it even more unlikely that the Company will be able to implement the Proposal in line with stockholder expectations with any reasonable level of certainty.

3. The Proposal does not identify the particular voting information that would be unavailable to management and the board of directors.

The Proposal states that the "outcome of votes cast," which includes a "running tally of votes for and against," would not be available to management and the board of directors. However, these phrases do not actually identify the particular voting information that would be restricted, nor is it clear how such a restriction would practically be implemented in light of voting practices.

First, "outcome of votes cast" and "running tally of votes for and against" appear to be inconsistent – the phrase "outcome of votes cast" implies final voting results, while the phrase "running tally of votes for and against" implies interim voting results. Further, it is not clear in any particular vote whether "running tally of votes for and against" would include broker non-votes and abstentions.

Second, the Proposal seems to imply that the Company can control how third parties make their proxy votes available to the Company on a proposal-by-proposal basis. It is not clear how this would work, for example, in the context of the interim voting reports prepared by Broadridge Financial Solutions, Inc., as agent for banks and brokers ("**Broadridge**"), which are often provided to companies regardless of whether the information is requested or wanted. Given the complexity of the proxy solicitation process, the references to "outcome of votes cast" and "running tally of votes for and against" offer little guidance on how the Proposal may practically be implemented.

B. ***The Proposal is false and misleading.***

The Staff has also permitted exclusion of proposals that are materially false and misleading in violation of Rule 14a-9. In particular, the Staff has found the exclusion of misleading proposals is appropriate where, as here, the supporting statement creates a false impression that does not relate to the core issues or circumstances addressed by the Proposal. *See, e.g., Comshare, Incorporated* (Aug. 23, 2000) (concurring with exclusion of proposal requesting amendments to a company's rights plan where the supporting statement mischaracterized the operation of the company's current rights plans); *Bob Evans Farms, Inc.* (June 26, 2006) (concurring with partial exclusion of supporting statement where it failed to discuss the merits of the proposal and did not aid stockholders in deciding how to cast their votes).

For the following reasons, the Proposal is false and misleading and therefore may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. **The Proposal's title and other references to "confidential voting" create a false impression.**

The title of the Proposal, which the Proponent states (in the "Notes" accompanying the Proposal) is part of the Proposal, is "Confidential Voting." The Proposal also includes various references to an "enhanced confidential voting requirement." However, the Proposal does not ask for stockholder information to be held confidential, but rather seeks only to prevent management's and the board of directors' access to, and solicitation of, voting results. The Proposal does not in any way limit the access of any other participants who may be engaged in a proxy solicitation to stockholders' voting information, or even prevent its publication. In addition, the Proposal seems to restrict access to voting information that does not even identify or provide any information regarding the beneficial owner. As a result, stockholders voting on the Proposal may believe that they are voting for a proposal to keep their voting information confidential when, in fact, they are voting for a proposal to limit management's ability to monitor voting results that do not even necessarily identify individual stockholders.

2. The supporting statement does not relate to the issues addressed by the Proposal.

The Proposal is also misleading because the supporting statement suggests that it is aimed at a management that is monitoring voting results and using this information to influence ratification of stock options and executive pay for personal gain. As discussed above, the Proposal actually covers a far more expansive universe of proposals, including any proposal required by law to be put before stockholders for a vote. In addition, the supporting statement also discusses matters unrelated to the Proposal, such as the qualifications of directors, including their other board commitments, notwithstanding the fact that the Proposal states that the bylaw "shall not apply to elections of directors."

In summary, the supporting statement not only fails to address the core issues of the Proposal, but also contains language and references, including the prominent title "Confidential Voting," that mislead stockholders as to the scope and impact of the Proposal.

III. The Proposal May Not be Revised Further as Any Revisions Would Not be Minor in Nature.

In Staff Legal Bulletin No. 14 (CF) (July 13, 2011) ("**SLB 14**"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected."

As described above, the defects present in the Proposal are neither "relatively minor" nor "easily corrected." These defects in the Proposal cannot be remedied with minor changes that "do not alter the substance of the proposal." Any revisions would, in effect, transform the Proposal into a new proposal altogether and therefore, consistent with SLB 14, should not be permitted.

CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

Very truly yours,

Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael I. Roth
Chairman of the Board
The Interpublic Group of Companies, Inc. (IPG)
1114 Ave of the Americas
19th Floor
New York NY 10036
Phone: 212 704-1200

Dear Mr. Roth,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Andrew Bonzani
Corporate Secretary
Fax: 212 704-1201
Robert Dobson <rdobson@interpublic.com>
Tel: (212) 704-1350
Fax: (212) 704-2236
Andrew Bonzani <Andrew.Bonzani@interpublic.com>

[IPG: Rule 14a-8 Proposal, December 3, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our executive pay – $9 million for Michael Roth plus the potential for an excessive golden parachute. GMI said Interpublic did not disclose specific performance objectives for our CEO. Interpublic could give long-term incentive pay to our CEO for below-median performance.

In regard to our board of directors, Mr. Roth received our highest negative votes and was also potentially over-committed with director duties at a total of 3 companies. Director duties at a total of 3 companies each was also a potential over-committed problem for 6 of our directors: Dawn Hudson, Jocelyn Carter-Miller, Mary Steele Guilfoile, Richard Goldstein, William Kerr and Michael Roth. Plus 75% or our audit committee had director duties at 3 companies each.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 21, 2014

The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to The Interpublic Group of Companies, Inc., a Delaware corporation (the "Company"), by Kenneth Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2014 annual meeting of stockholders. For the reasons set forth below, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

I. The Proposal.

The Proposal requests that the Company's board of directors (the "Board") take the steps necessary to adopt a by-law that would prohibit the Board or Company management from, prior to an annual meeting of stockholders, reviewing the "running tally of votes for and against" any "uncontested matter" to be submitted for stockholder approval (i.e., monitoring the aggregate number of proxies submitted by the stockholders directing the proxyholders to vote "for" or "against" a particular proposal).[1] The Proposal would also prohibit the Board or

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[1] The Proposal reads as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws,

(*Continued . . .*)

management from using such information to solicit proxies. The prohibition on reviewing or using voting information would apply to, among other matters, proposals seeking approval of executive pay, all matters that require stockholder approval (under applicable law or the Company's By-Laws) and stockholder proposals included in the Company's proxy statement pursuant to Rule 14a-8.[2]

II. Summary Of Our Opinion.

The Proposal is invalid because, if implemented, it would conflict with Delaware law in two ways. First, if implemented, the Proposal would impermissibly restrict the Board's exercise of its fiduciary duties. The Board has the authority (and the concomitant fiduciary duty) to manage the business and affairs of the Company. When doing so, the directors owe the Company's stockholders a duty of care to act in a deliberative, informed manner and must make their own judgment about how much information they should gather prior to taking action. Delaware law does not permit a by-law, like the Proposal, that would place a key piece of information "off limits" to the Board.

Second, if implemented, the Proposal would violate Section 220 of the Delaware General Corporation Law (the "DGCL"). Section 220 provides each director of a Delaware corporation with a statutory right to review corporate information. The Proposal is an impermissible intrusion upon this statutory right.

III. The Proposal, If Implemented, Would Violate Delaware Law.

A. The Proposal, If Implemented, Would Impermissibly Restrict the Directors' Exercise of Their Fiduciary Duties.

(Continued . . .)

> to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

A supporting statement, not relevant to our opinion, accompanies the Proposal.

2 The by-law urged by the Proposal differs from the "Confidential Voting Policies" adopted at many public companies. These policies typically provide that a stockholder's vote will be kept confidential from the Company and will not be disclosed to third parties whether before or after a meeting. Sometimes these policies require that a stockholder affirmatively request this confidential treatment. They may also require that proxies and ballots be tabulated by an independent inspector of elections. Such policies are typically made expressly subject to applicable law and are by their nature changeable or waivable by the board. Unlike such policies, the Proposal urged by the proponent would be a by-law that covers all stockholders and completely denies the Board and management access to the voting information covered by the by-law.

Under Section 141(a) of the DGCL, the Board is vested with the power to manage the Company. In exercising this power, the Board possesses "concomitant" fiduciary duties to act in the best interests of the stockholders, which includes an obligation to act in an informed and deliberative manner.[3] The decision regarding how much information to collect before making a decision involves a business judgment by the Board and must be made in compliance with its fiduciary duties. It is a decision that cannot be made by the Board – or dictated by a by-law – ahead of time; rather, the directors can only decide what information they need on an ongoing, decision-by-decision basis.[4] In other words, the directors cannot be bound by a blanket prohibition that would preclude them (or a future board) from viewing potentially material information.[5]

In a long line of settled precedents, the Delaware courts have repeatedly struck down attempts to dictate future conduct by directors.[6] Most recently, in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), which was referred to the Delaware Supreme Court by the Securities and Exchange Commission, the Court reasoned that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a by-law that required future boards to reimburse stockholders for the expenses they incurred in a proxy contest. The Court held that the proposed by-law would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate." *Id.* at 239.[7]

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3 8 *Del. C.* § 141(a) ("The business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (discussing a board's "concomitant fiduciary duty pursuant to that statutory mandate [i.e., Section 141(a)]"); *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985) (discussing the board's duty to act in an informed, deliberative manner).

4 *In re RJR Nabisco, Inc. S'holders Litig.*, 1989 WL 7036, at *19 (Del. Ch. Jan. 31, 1989) (noting that "the amount of information that it is prudent to have before a decision is made is itself a business judgment" to be made by the board).

5 *See generally Phelps Dodge Corp. v. Cyprus AMAX Minerals Co.*, 1999 WL 1054255 (Del. Ch. Sept. 27, 1999) (Transcript) (suggesting that directors may breach their fiduciary duties when they engage "willful blindness" by agreeing to contractual restrictions that prevent them from reviewing material information); *In re Complete Genomics, Inc. S'holder Litig.*, C.A. No. 7888-VCL (Del. Ch. Nov. 27, 2012) (Transcript) (same).

6 *See, e.g., Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator under certain circumstances), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

7 The DGCL was amended after the *AFSCME* decision to specifically authorize by-laws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a future board cannot be divested of managerial power in a policy or by-law unless that divestiture is permitted by the DGCL.

(Continued . . .)

Just as a by-law cannot require a board to reimburse expenses in the voting context, it also cannot require a board not to review certain information in the voting context. Indeed, the Delaware Court of Chancery has recognized that reviewing, and responding to, the "tally of votes" before a stockholder meeting is an appropriate action for a board. In *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007), a company had entered into an agreement to be acquired by a third party, but it became clear that, at the scheduled stockholder meeting, the stockholders would vote down the transaction. Continuing to believe that the transaction was in the stockholders' best interests, the board postponed the meeting and engaged in additional communications with the stockholders. The Court found that the *Inter-Tel* board had demonstrated a "compelling justification" for its actions. *Id.* at 819. This was because, once the directors had determined that the transaction was in the stockholders' best interests, as fiduciaries, they were duty-bound "to pursue the implementation of those measures [i.e., that transaction] in an efficient fashion," including taking actions (such as postponing the meeting) to obtain the required stockholder approval. *Id.* at 809.

Inter-Tel is not an isolated example. Boards of directors frequently consult reports on the "tally of votes" on proposals to respond to stockholder sentiment expressed through voting. Annual meetings are a central feature of corporate governance, but for widely-held corporations it is not possible to have significant dialogue at an annual meeting. Most dialogue between a public company's management and stockholders takes place outside of such meetings. The Proposal would impede constructive dialogue by taking away a key piece of information. For example, based on incoming voting information, companies have revised proposals related to a sale of the company to increase the price paid to the selling company stockholders (such as in the recent Dell transaction).[8] Similarly, a board might revise a stock option plan proposal to decrease the number of shares available under the option plan or reduce executive compensation in response to stockholder views.[9] The prohibition advocated by the Proposal would apply to, and could interfere with Board action in, all of these situations.

The Proposal would impose a dead-hand limitation on the directors (and future directors) that would preclude them from obtaining the type of information that the *Inter-Tel*

(Continued...)

The *AFSCME* line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Those contracts differ from the Proposal, which does not involve bargained-for consideration and instead calls for an intra-governance provision that is solely intended to alter the statutorily mandated allocation of authority between current and future boards of directors.

8 *See, e.g.*, M. de la Merced & Q. Hardy, *Long Battle for Dell Ends in Victory for Founder* (N.Y. Times Sept. 12, 2013) (discussing the Dell Inc. transaction, including two increases in the transaction price paid to the stockholders in response to monitoring of the vote tally and ongoing communications with stockholders), *available at* http://dealbook.nytimes.com/2013/09/12/dell-shareholders-approve-24-9-billion-buyout/.

9 *See, e.g.*, ProAssurance Corp., Form 8-K (filed May 13, 2013) (announcing a revision to a stock option plan proposal to reduce the number of shares reserved under the plan to address investor concerns after the company filed its initial proxy statement); Concur Technologies, Inc., Form 8-K (filed Feb. 17, 2009) (same).

board utilized in deciding upon a proper course of action. This prohibition would apply to matters widely recognized to involve significant policy implications, such as executive pay related proposals,[10] as well as to the most significant of corporate decisions, i.e., proposals required by law to be put to a stockholder vote, such as mergers of the Company with another entity, the sale of substantially all the Company's assets or the dissolution of the Company.[11] Like the proposal in *AFSCME*, the Proposal "contains no language or provision that would reserve to [the Company's] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case," to review the "running tally of votes" even if the directors determine, in their independent judgment, that it would be prudent to review such information. *AFSCME*, 953 A.2d at 240. Accordingly, the *AFSCME* line of cases compels the conclusion that the Proposal would violate Delaware law if it were implemented.

B. The Proposal, If Implemented, Would Violate Section 220 of the DGCL.

If implemented, the Proposal would also violate Section 220 of the DGCL. Section 220 gives every director the right to review corporate books and records: "Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to the director's position as a director." 8 *Del. C.* § 220(d). This right is very broad and, in the words of the Delaware Court of Chancery, is "essentially unfettered."[12] Further, while Section 109 of the DGCL permits a corporation's by-laws to address a wide range of issues, Section 109 only permits by-laws that are "not inconsistent with law." 8 *Del. C.* § 109(b). The inconsistency of the Proposal with the law is plain: the law of Section 220 gives directors a right to review information, while the by-law proposed by the Proposal would prohibit the review of information.[13]

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10 *See, e.g.*, 15 U.S.C. § 78n-1 (providing stockholders "say on pay" votes on executive compensation); 17 C.F.R. Parts 229.402 & 229.403 (regulating disclosures of executive compensation and stock ownership); *Staff Legal Bulletin No. 14A* (July 12, 2002) (recognizing that senior executive compensation implicates significant policy concerns).

11 The by-law proposed by the Proposal would apply to, among other matters, "proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote." Under the DGCL, stockholder approval is generally required for among other actions (i) a merger of the Company with or into another entity, 8 *Del. C.* §§ 251, 252, 254, 257, 258, 263, 264, (ii) the sale of all or substantially all of the Company's assets, 8 *Del. C.* § 271, and (iii) the dissolution of the Company, 8 *Del. C.* § 275.

12 *Kalisman v. Friedman*, 2013 WL 1668205, at *3 (Del. Ch. Apr. 17, 2013) (internal quotation marks and citations omitted) (discussing the "essentially unfettered" nature of a director's rights under Section 220); *see generally Holdgriewe v. Nostalgia Network, Inc.*, 1993 WL 144604, at *3 (Del. Ch. Apr. 29, 1993) (discussing the "fundamental importance" of a director's rights under Section 220). As discussed above in Section A, a decision by a director to examine the tally of how stockholders are voting is clearly related to the director's position as a director, because becoming informed about whether a given matter is likely to pass could be essential for a board of directors to determine what further actions to take, such as whether to provide additional disclosure to stockholders or delay a meeting (as the Delaware Court of Chancery upheld in the *Inter-Tel* case, discussed above), or change a proposal such as by increasing a deal price (e.g., such as in the recent Dell Inc. transaction) or reducing the shares available under an option plan.

13 8 *Del. C.* § 109 ("[t]he bylaws [of a corporation] may contain any provision, not inconsistent with law . . . .").

(Continued . . .)

Because the Proposal is an impermissible restriction upon the directors' statutory rights under Section 220, the Proposal would, if implemented, violate Section 220 of the DGCL.

* * *

(Continued . . .)

A board-adopted by-law divesting directors of their rights under Section 220 is invalid, irrespective of whether other limitations on director information rights may be valid. *Cf. Moore Business Forms, Inc. v. Cordant Holdings Corp.*, 1998 WL 71836, at *7 (Del. Ch. Feb. 4, 1998, rev. Mar. 5, 1998) (noting, *in dicta*, in a dispute concerning the information rights of a director affiliated with a significant stockholder, that there was no charter provision or voluntary agreement among the *stockholders* limiting the director's information rights).

IV. Conclusion.

For the foregoing reasons, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

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